Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                               New York, NY 10019



October 20, 2005

Mail Stop 4561
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VIA EDGAR AND FEDEX
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Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Re:  Salomon Smith Barney AAA Energy Fund L.P. II (the "Fund")
     Form 10-K for the year ended December 31, 2004
     Filed March 16, 2005
     File No. 0-50272

Ladies and Gentlemen:

On behalf of Citigroup Managed Futures LLC, the general partner of the Fund (the "General Partner"), we respectfully submit below the General Partner's response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Fund's last Form 10-K in a letter dated September 27, 2005 to Daniel R. McAuliffe, Chief Financial Officer of the General Partner. For your convenience, the Staff's comment is indicated in italics, followed by the General Partner's response.

Form 10-K for the fiscal year ended December 31, 2004

Statements of Income and Expenses, page F-8

Please tell us what consideration you gave to classifying the allocation to the special limited partner as management fees within expenses. Upon review of paragraph 3 of your advisory agreement, this allocation of special limited partner units appears to be in essence additional compensation paid to your advisor in return for management services.

In treating the allocation of redeemable units of limited partnership interest to the special limited partner as an equity transaction as opposed to an expense transaction, the General Partner considered the following:

1. Paragraph 3(a)(ii) of the investment advisory agreement states that the Fund shall "allocate to the Advisor an annual Profit Share to its capital account in the Partnership equal to 20% of New Trading Profits (as such term is defined in the Limited Partnership Agreement) earned by
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Securities and Exchange Commission
October 20, 2005
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     the Advisor for the Partnership during each calendar year in the form of
     Units." This demonstrates that the allocation is an equity transfer of partnership interests from one class of partners to another.

2. Paragraph .10 of the American Institute of Certified Public Accountants' (AICPA) Statement of Position (SOP) 95-2, Financial Reporting by Nonpublic Investment Partnerships as amended by SOP 01-1, Amendment to Scope of SOP 95-2, Financial Reporting by Nonpublic Investment Partnerships, to Include Commodity Pools, states that: "Many investment companies reflect such fees, including the bonus portion, as an expense in the statement of operations. If an investment company is organized as a limited partnership, however, the payment may take the form of an allocation of earnings based on a predetermined formula specified in the partnership agreement. In such cases, some investment partnerships reflect this allocation of partnership income through a reallocation of partners' net income from the limited partners to the general partner within the equity section of the statement of assets and liabilities rather than as an expense." Thus, SOP 95-2 permits allocations of partnership net income from one class of partner to another to be reflected as an equity transaction rather than an expense.

3. Paragraph .13a of SOP 03-4, Reporting Financial Highlights and Schedule of Investments by Nonregistered Investment Partnerships: An Amendment to the Audit and Accounting Guide Audits of Investment Companies and AICPA SOP 95-2, Financial Reporting by Nonpublic Investment Partnerships, which discusses the calculation of ratios of expenses and net investment income to average net assets states that: "Generally, the determination of expenses for computing those ratios should follow the presentation of expenses in the fund's statement of operations. Accordingly, if the manager's or general partner's incentive is structured as a fee rather than an allocation of profits, the incentive fee would be factored into the computation of an expense ratio. Because an incentive allocation of profits is not presented as an expense, it should not be considered part of the expense ratio. However, to avoid potentially significant inconsistencies in ratio presentations based solely on the structuring of incentives as fees or allocations, all incentives should be reflected in the disclosure in the financial highlights. See paragraph 7.87 for an example of that disclosure."

Based on the above, the General Partner treats the allocation as an equity transaction in the statement of partners' capital. The General Partner presents the expense ratio in the Fund's financial highlights before and after the allocation, consistent with authoritative literature and industry practice for both public and nonpublic investment partnerships.

                                     * * * *

Pursuant to your comment letter, on behalf of the General Partner and the Fund, we acknowledge that:

     o the adequacy and accuracy of the disclosure in its 2004 Form 10-K is the responsibility of the Fund;

     o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Fund's 2004 Form 10-K; and
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Securities and Exchange Commission
October 20, 2005
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     o    the Fund represents that it will not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * * *

Should you have any questions, please do not hesitate to contact the undersigned at (212) 728-8727.

Very truly yours,

/s/ Rita M. Molesworth
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Rita M. Molesworth

Enclosure

cc:  Steven Jacobs, Branch Chief
     Daniel R. McAuliffe
     Jennifer Magro
     Sean McKee
     Gabriel Acri